INTEGRA RESOURCES AND MILLENNIAL PRECIOUS METALS COMPLETE FRIENDLY AT-MARKET MERGER

Vancouver, British Columbia and Toronto, Ontario - May 4, 2023 - Integra Resources Corp. ("Integra") (TSX-V: ITR; NYSE American: ITRG) and Millennial Precious Metals Corp. ("Millennial") (TSX-V: MPM, OTCQB: MLPMF) (together, the "Companies") are pleased to announce the completion of their previously announced at-market merger (the "Transaction") by way of a court-approved plan of arrangement (the "Arrangement").

Executive Chairman and Director of Integra, George Salamis, stated, "By combining Integra with Millennial, we have created one of the largest precious metals exploration and development companies in the Great Basin, with three high-quality heap-leach projects, an exciting portfolio of exploration properties, and a significantly enhanced capital markets profile."

President, Chief Executive Officer and Director of Integra, Jason Kosec, stated, "The completion of this transaction represents a significant step toward our long-term vision of building an industry-leading, US-focused mid-tier producer. 2023 will be a pivotal year for the company as we work to deliver an updated resource estimate and submit the mine plan of operations at DeLamar, as well as an updated resource estimate and PEA at Wildcat & Mountain View."

Under the terms of the Transaction, Integra acquired all of the issued outstanding common shares of Millennial (each, a "Millennial Share"). Millennial shareholders received 0.23 of a common share of Integra (each whole share, an "Integra Share") for each Millennial Share held (the "Exchange Ratio"). In aggregate, 42,180,139 Integra Shares were issued today to former Millennial shareholders as consideration for their Millennial Shares.

As a result of the Transaction, Millennial has become a wholly-owned subsidiary of Integra and the Millennial Shares are anticipated to be delisted from the TSX Venture Exchange (the "TSXV") at market close on or about May 5, 2023. Following the delisting, Millennial intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

Executive Leadership and Board of Directors

Integra will be led by George Salamis, as Executive Chairman; Jason Kosec, as President and Chief Executive Officer; Timothy Arnold, as Chief Operating Officer; and Andree St-Germain, as Chief Financial Officer. Jason Kosec, Sara Heston and Eric Tremblay have joined Integra's board of directors (the "Board"). The Board also includes Stephen de Jong, George Salamis, Anna Ladd-Kruger, Timo Jauristo, C.L. "Butch" Otter and Carolyn Clark Loder. David Awram has resigned from the Board and will assume the role of advisor to Integra. Integra would like to thank Mr. Awram for his years of service to Integra and looks forward to continuing to work with him as an advisor. Former Chief Geologist and director of Millennial, Ruben Padilla, will also serve as a technical advisor to Integra.

Subscription Receipt Financing

In connection with closing of the Transaction, the escrow release conditions in respect of an aggregate of 50,000,000 subscription receipts (the "Subscription Receipts") of Integra issued on March 16, 2023 at a price of C$0.70 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied and the net proceeds in the amount of approximately C$34,140,973 were released to Integra. The net proceeds are expected to be used to fund an updated resource estimate and Mine Plan of Operations at the DeLamar Project, an updated resource estimate and a Preliminary Economic Assessment for the Wildcat and Mountain View Projects, permit advancement, and for working capital and general corporate purposes. Each Subscription Receipt automatically converted today into one Integra Share for no additional consideration. The Integra Shares issued today upon conversion of the Subscription Receipts are subject to a statutory hold period expiring on July 17, 2023.

Information for Millennial Shareholders

In order to receive Integra Shares in exchange for Millennial Shares, registered shareholders of Millennial must complete, sign, date and return the letter of transmittal that was mailed to each Millennial shareholder prior to closing. The letter of transmittal is also available under Millennial's profile on SEDAR at www.sedar.com. For those shareholders of Millennial whose Millennial Shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their Millennial Shares and should follow the instructions of such intermediary or nominee.

Convertible Securities

Millennial RSUs

Pursuant to the Arrangement, each Millennial restricted share unit (a "Millennial RSU"), whether vested or unvested, has vested in accordance with the terms of the restricted share unit plan of Millennial and settled into Millennial Shares, with such Millennial Shares having then been exchanged for Integra Shares in accordance with the Exchange Ratio.

The TSXV has granted Millennial a waiver of the requirements of section 4.6 of TSXV Policy 4.4 - Security Based Compensation with respect to the accelerated vesting, pursuant to the Arrangement, of certain Millennial RSUs held by Jason Kosec, Sara Heston, Eric Tremblay, Jason Banducci and Raphael Dutaut, who will each serve as a director and/or officer of Integra following completion of the Arrangement. Details regarding the Millennial RSUs held by such persons prior to the completion of the Arrangement can be found in the management information circular of Millennial dated March 27, 2023, which is available under Millennial's profile on SEDAR at www.sedar.com.

Millennial Options

Pursuant to the Arrangement, each Millennial option (a "Millennial Option"), whether vested or unvested, has been transferred to Integra, with the holder thereof receiving as consideration an option to purchase from Integra such number of Integra Shares equal to the Exchange Ratio multiplied by the number of Millennial Shares subject to the Millennial Option, at an exercise price per Integra Share equal to the current Millennial Option exercise price divided by the Exchange Ratio, exercisable until the original expiry date of such Millennial Option and otherwise governed by the terms of the Millennial stock option plan.

Millennial Warrants

Pursuant to the Arrangement, each Millennial warrant to purchase common shares (a "Millennial Warrant") will, upon the exercise of such rights, entitle the holder thereof to be issued and receive for the same aggregate consideration, upon such exercise, in lieu of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants, the kind and aggregate number of Integra Shares that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants. All other terms governing the warrants, including, but not limited to, the expiry date, exercise price and the conditions to and the manner of exercise, will be the same as the terms that were in effect immediately prior to the Effective Time, and shall be governed by the terms of the applicable warrant instruments.

Prior to the completion of the Transaction, Millennial had outstanding a class of Millennial Warrants listed on the TSXV under the trading symbol MPM.WT (the "Listed Millennial Warrants"). The Listed Millennial Warrants will continue trading on the TSXV as Millennial warrants, under their existing trading symbol, and will remain listed on the TSXV until the earliest to occur of their exercise, expiry or delisting. As required by the warrant indenture in respect of the Listed Millennial Warrants, Integra has entered into a supplemental warrant indenture in respect of such warrant indenture governing the Listed Millennial Warrants. A copy of the supplemental warrant indenture will be made available on Millennial's and Integra's respective SEDAR profiles at www.sedar.com.

Further information about the Transaction is set forth in the materials prepared by Millennial in respect of the special meeting of the shareholders of Millennial which were mailed to Millennial shareholders and filed under Millennial's profile on SEDAR at www.sedar.com.

Other Matters

An application has been filed with the applicable securities regulators of Millennial for exemptive relief from certain continuous disclosure and insider reporting requirements. In the event Millennial is granted such relief, holders of Listed Millennial Warrants will be directed to reference, and rely upon, the public disclosure filings of Integra.

Share Consolidation

Subject to the receipt of approval from the TSXV and NYSE American, Integra intends to consolidate the Integra Shares on the basis of one post-consolidation Integra Share for every 2.5 pre-consolidation Integra Shares (the "Consolidation"). The Consolidation is currently expected to be implemented prior to the end of May 2023.

As a result of the Consolidation, Integra Shares issuable pursuant to Integra's convertible securities will be proportionally adjusted on the same basis. No fractional Integra Shares will be issued, and any fractional interest in Integra Shares resulting from the Consolidation will be rounded to the nearest whole Integra Share.

A letter of transmittal will be mailed to registered shareholders once the Consolidation has taken effect, which will contain instructions on how registered shareholders can exchange their share certificates or direct registration system advices ("DRS Advices"), evidencing their pre-Consolidation Integra Shares for new share certificates or DRS Advices representing the number of post-Consolidation Integra Shares to which they are entitled.

None of the securities issued pursuant to the Transaction or the Subscription Receipt Financing have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States, and any securities issued pursuant to the Transaction or the Subscription Receipt Financing have been or will be issued in reliance upon available exemptions from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Early Warning Disclosure

Prior to the Transaction, Integra held nil Millennial Shares. Following the completion of the Transaction, Integra holds all of the issued and outstanding Millennial Shares. An early warning report will be filed by Integra under Millennial's SEDAR profile at www.sedar.com in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Integra at 604-416-0576 or leanne@integraresources.com. Integra's head office is located at 1050 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

Advisors and Counsel

Cassels Brock & Blackwell LLP acted as legal counsel and Cormark Securities Inc. acted as financial advisor to Integra in connection with the Transaction.

Bennett Jones LLP acted as legal counsel to Millennial and Stifel GMP acted as financial advisor to the special committee of the board of directors of Millennial in connection with the Transaction.

Technical Disclosure and Qualified Persons

The scientific and technical information contained in this news release with respect to Integra has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Chief Geologist of Post Falls, Idaho, a "qualified person"  as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Integra Resources

Integra Resources Corp. is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

INTEGRA CONTACT INFORMATION

Inquiries: ir@integraresources.com
Website: www.integraresources.com
Phone: 604-416-0576

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction, including, but not limited to, the goals, synergies, strategies, opportunities, profile, mineral resources and potential production, project timelines, prospective shareholding, integration and comparables to other transactions; the Consolidation; the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the Consolidation; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Companies believe these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Companies have not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.